UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024
Commission File Number: 001-40277
OLINK HOLDING AB (PUBL)
(Exact Name of Registrant as Specified in its Charter)

Salagaten 16A
SE-753 30
Uppsala, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Earnings Release

On March 25, 2024, Olink Holding AB (publ) issued a news release announcing unaudited results for the three months ended December 31, 2023, which are furnished as Exhibit 99.1 to this Form 6-K.

Annual report

On March 25, 2024, Olink Holding AB (publ) published its Annual Report for 2023 ("Annual Report"), a copy of which is furnished as Exhibit 99.2, and published a news release announcing the availability of such Annual Report, a copy of which is furnished as Exhibit 99.3

Exhibit No.        Description

99.1                    Press Release dated March 25, 2024, Olink Holding AB (publ) reports fourth quarter and full year 2023 financial results

99.2                    Annual Report for Olink Holding AB (publ) 2023

99.3                    Press Release dated March 25,2024, Olink Holding AB (publ) publishes 2023 annual report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By: /s/ Jon Heimer
Name:Jon Heimer
Title: Chief Executive Officer
Date: March 25, 2024